[LETTERHEAD OF BATCHER, ZARCONE & BAKER, LLP]


                                 April 11, 2008

Ms. Carmen Moncada-Terry                                      Via Facsimile Only
Division of Corporate Finance                                 To (202) 772-9368
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington,  DC  20549

Re: Cantop Ventures, Inc.
    Schedule 14C
    Filed March 20, 2008
    File No. 0-52296

Dear Ms. Moncada-Terry:

This letter is in response to your letter to Mr. Christopher Paterson regarding the March 20, 2008 Schedule 14C for Cantop Ventures, Inc. (the "Company"). The Company responds to your comments as follows (responses below are in direct correlation to your numbered comments):

1. PLEASE DISCLOSE THE NUMBER OF STOCKHOLDERS WHO PROVIDED THEIR WRITTEN CONSENT TO APPROVE THE ACTIONS. TELL US HOW THE CONSENTS OF THE STOCKHOLDERS, OTHER THAN YOUR OFFICERS AND DIRECTORS, WERE OBTAINED.

     Four shareholders total provided their written consent to the approved actions. Two of the shareholders are either close friends or family of Mr. Paterson, and the actions ultimately approved by the shareholders were discussed informally between them. We assert that the communications between the shareholders were protected by Section 240.14a-2(b)(2) of the Securities Exchange Act of 1934. Mr. Paterson did not "solicit" the actions taken by these other two shareholders.

2. PLEASE EXPLAIN IN SOME DETAIL THE REASONS FOR ENGAGING IN EACH OF THE APPROVED ACTIONS. ALSO, AS APPLICABLE, PLEASE DISCUSS THE ANTI-TAKEOVER EFFECT OF EACH ACTION. SEE INSTRUCTION 2 TO ITEM 19 OF SCHEDULE 14A.

     In response to this comment, the Company has amended Schedule 14C to include the requested information. Please see information under heading "PURPOSE AND EFFECT OF THE MATTERS TO BE ACTED UPON ."

Ms. Moncada-Terry
April 11, 2008
Page 2


3. CLARIFY WHETHER THE SECOND APPROVED ACTION WILL RESULT IN THE AUTHORIZATION OR ISSUANCE OF SECURITIES. IF SO, PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 11 OF SCHEDULE 14A AND DISCLOSE WHETHER OR NOT YOU HAVE ANY CURRENT PLANS, PROPOSALS OR ARRANGEMENTS TO ISSUE THE NEWLY AUTHORIZED SECURITIES TO ACQUIRE ANY BUSINESSES OR ENGAGE IN ANY INVESTMENT OPPORTUNITY.

     In response to this comment, the Company has amended Schedule 14C to include the requested information. Please see information under heading "PURPOSE AND EFFECT OF THE MATTERS TO BE ACTED UPON ."

4. WE CALL YOUR ATTENTION TO RULE 10B-17, WHICH YOU SHOULD CONSULT IN CONNECTION WITH THE PROCESS OF IMPLEMENTING ANY REVERSE STOCK SPLIT.

     The Company is aware of and intends to comply with the requirements set forth in Rule 10b-17.

5. PLEASE DISCLOSE, IN A TABLE OR OTHER SIMILAR FORMAT, THE NUMBER OF SHARES OF YOUR COMMON STOCK THAT WILL BE: (I) ISSUED AND OUTSTANDING; (II) AUTHORIZED BUT OUTSTANDING OR RESERVED FOR ISSUANCE; AND (III) AUTHORIZED BUT UNISSUED AS A RESULT OF THE ADOPTION OF A REVERSE STOCK SPLIT IN THE VARIOUS RATIOS THAT YOU DESCRIBE. YOU SHOULD ALSO DISCUSS THE DILUTIVE EFFECTS OF THE REVERSE STOCK SPLIT ON YOUR CURRENT SHAREHOLDERS.

     In response to this comment, the Company has amended Schedule 14C to include the requested information. Please see information under heading "PURPOSE AND EFFECT OF THE MATTERS TO BE ACTED UPON ."

6. PLEASE DISCLOSE WHAT IS GOING TO HAPPEN TO THE FRACTIONAL SHARES, IF ANY. IF THE REVERSE SPLIT WOULD HAVE THE EFFECT OF ELIMINATING THE OWNERS OF THE FRACTIONAL SHARES, PLEASE SO STATE. DISCLOSE THE NUMBER OF RECORD HOLDERS THAT YOU WILL HAVE UPON THE COMPLETION OF THE REVERSE STOCK SPLIT AND DISCLOSE THE NUMBER OR RECORD HOLDERS WHO WILL BE ELIMINATED.

     In response to this comment, the Company has amended Schedule 14C to include the requested information. Please see information under heading "PURPOSE AND EFFECT OF THE MATTERS TO BE ACTED UPON ."

Ms. Moncada-Terry
April 11, 2008
Page 3


7. WE NOTE THAT THE REVERSE STOCK SPLIT WILL RESULT IN AN INCREASED NUMBER OF AUTHORIZED BUT UNISSUED SHARES OF YOUR COMMON STOCK. DO YOU HAVE ANY CURRENT PLANS, PROPOSALS OR ARRANGEMENTS, WRITTEN OR OTHERWISE TO ENGAGE IN ANY BUSINESS OR INVESTMENT OPPORTUNITY? IF SO, PLEASE DISCLOSE AND IF NOT, PLEASE STATE THAT YOU HAVE NO SUCH PLANS, PROPOSALS OR ARRANGEMENTS WRITTEN OR OTHERWISE AT THIS TIME.

     In response to this comment, the Company has amended Schedule 14C to include the requested information. Please see information under heading "PURPOSE AND EFFECT OF THE MATTERS TO BE ACTED UPON ."

The Company has also revised its Schedule 14C to add the language required by the Commission as set forth on Page 3 of your letter to Mr. Paterson dated March 31, 2008.

Should the staff have any questions or comments or desire any additional information, please telephone the undersigned at (619) 475-7882.

                                              Regards,

                                              BATCHER ZARCONE & BAKER, LLP


                                              /s/ Karen A. Batcher, Esq.
                                              ---------------------------------
                                              Karen A. Batcher, Esq.

cc: Christopher Paterson, President
    Cantop Ventures, Inc.